UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Subject Company (Issuer))

BLUEBIRD ACQUISITION CORPORATION

a wholly owned subsidiary of

AGRICORE UNITED HOLDINGS INC.

a wholly owned subsidiary of

VITERRA INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

Series D Non-Cumulative Delivery Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

23422P205

(Cusip Number of Class of Securities)

Kevin Barbero

Viterra Inc.

2625 Victoria Avenue

Regina, Saskatchewan, Canada S4T 7T9

(306) 569-4411

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Brian J. Fahrney

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,667.00
Form or Registration No.:	Schedule TO-T
Filing Party:	(i) Bluebird Acquisition Corporation, (ii) Agricore United Holdings Inc. and (iii) Viterra Inc.
Date Filed:	March 23, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2010, by (i) Bluebird Acquisition Corporation, a North Dakota corporation (the “Purchaser”) and a wholly owned subsidiary of Agricore United Holdings Inc., a Delaware corporation (“Agricore”) and a wholly owned subsidiary of Viterra Inc., a corporation incorporated under the laws of Canada (“Viterra”), (ii) Agricore and (iii) Viterra. This Schedule TO relates to the offer by the Purchaser to purchase (A) all of the outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights under the Second Amended and Restated Rights Agreement, dated as of April 26, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent, the “Common Shares”) of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Company”), at a purchase price of $18.28 per Common Share and (B) all of the outstanding shares of Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share (the “Series D Shares”) of the Company, at a purchase price of $0.10 per Series D Share, in each case net to the seller in cash, without interest and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which have been previously filed.

The information set forth in the Schedule TO, including all exhibits and amendments thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this amendment, except as set forth below. Capitalized terms used in this amendment and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11(a)(3) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

At 11:59 p.m., New York City time, on Monday, April 5, 2010, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer and the Merger was granted by the Federal Trade Commission. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On April 6, 2010, Viterra issued a press release announcing the termination of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(5)(D) hereto.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D) Press Release issued by Viterra Inc. on April 6, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2010	BLUEBIRD ACQUISITION CORPORATION

	By:	/s/ RAY DEAN
Name: Ray Dean Title: President

	By:	/s/ KEVIN BARBERO
Name: Kevin Barbero Title: Vice President

Date: April 6, 2010	AGRICORE UNITED HOLDINGS INC.

	By:	/s/ RAY DEAN
Name: Ray Dean Title: President

	By:	/s/ KEVIN BARBERO
Name: Kevin Barbero Title: Vice President

Date: April 6, 2010	VITERRA INC.

	By:	/s/ RAY DEAN
Name: Ray Dean Title: Senior Vice President and General Counsel/Corporate Secretary

	By:	/s/ COLLEEN VANCHA
Name: Colleen Vancha Title: Senior Vice President Investor Relations & Corporate Affairs